LAZARD LTD 30 ROCKEFELLER PLAZA NEW YORK, NY 10020 PHONE (212) 632-1463 FAX (212) 632-6670 richard.hittner@lazard.com

July 27, 2012

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lazard Ltd

Form 10-K for the Year Ended December 31, 2011

Form 8-K for the Period Ended April 24, 2012

Form 8-K for the Period Ended April 27, 2012

Definitive Proxy Statement on Schedule 14A Filed on March 20, 2012

File No. 1-32492

Dear Mr. Decker:

Pursuant to your correspondence dated June 26, 2012 and the subsequent conversation held between a member of the staff of the Division of Corporation Finance (the “Staff”) and Lazard Ltd (the “Company”), enclosed are the draft schedules that the Company provided supplementally to the Staff on July 13, 2012, regarding the Company’s non-GAAP disclosure. The information in the schedules was prepared based on publicly available information included in the Company’s press release announcing financial results for its fiscal first quarter ended March 31, 2012, which was furnished as Exhibit 99.1 to the Company’s Report on Form 8-K for the period ended April 24, 2012.

Should you require further clarification of the matters discussed in this letter, please contact me at (212) 632-1463 or Jack Merimee, Counsel, at (212) 632-6388. I would appreciate if you would send your response by email to me at richard.hittner@lazard.com or by facsimile at (212) 632-6670.

Very truly yours,

/s/ Richard J. Hittner
Richard J. Hittner
Chief Accounting Officer

LAZARD LTD

SELECTED SUMMARY FINANCIAL INFORMATION (a)

(Non-GAAP - unaudited)

	Three Months Ended			% Change From
	March 31,	December 31,	March 31,	December 31,	March 31,
($ in thousands, except per share data)	2012	2011	2011	2011	2011
Revenues:

Financial Advisory
M&A and strategic advisory	$192,611	$167,099	$163,752	15%	18%
Capital markets & other advisory	14,370	17,691	29,549	(19%)	(51%)

Strategic advisory	206,981	184,790	193,301	12%	7%
Restructuring	70,215	75,704	35,557	(7%)	97%

Total	277,196	260,494	228,858	6%	21%

Asset Management
Management fees	199,860	190,073	206,768	5%	(3%)
Incentive fees	2,596	5,373	5,146	(52%)	(50%)
Other revenue	7,636	8,960	12,098	(15%)	(37%)

Total	210,092	204,406	224,012	3%	(6%)

Corporate	11,461	3,807	3,981	NM	188%

Operating revenue (b)	$498,749	$468,707	$456,851	6%	9%

Expenses:

Compensation and benefits expense (c)	$312,716	$337,007	$268,921	(7%)	16%

Ratio of compensation to operating revenue	62.7%	71.9%	58.9%

Non-compensation expense (d)	$105,235	$108,674	$92,770	(3%)	13%

Ratio of non-compensation to operating revenue	21.1%	23.2%	20.3%

Earnings:

Earnings from operations (e)	$80,798	$23,026	$95,160	251%	(15%)

Operating margin (f)	16.2%	4.9%	20.8%

Net income (g)	$44,812	$1,431	$58,539	NM	(23%)

Diluted net income per share	$0.33	$0.01	$0.43	NM	(23%)

Diluted weighted average shares	136,594,178	135,721,618	138,590,593	1%	(1%)

Effective tax rate (h)	25.7%	NM	18.9%

This presentation includes non-U.S. GAAP (“non-GAAP”) measures. Our non-GAAP measures are not meant to be considered in isolation or as a substitute for the corresponding U.S. GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP. For a detailed explanation of the adjustments made to the corresponding U.S. GAAP measures, see Reconciliation of U.S. GAAP to Selected Summary Financial Information and Notes to Financial Schedules.

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LAZARD LTD

RECONCILIATION OF U.S. GAAP TO SELECTED SUMMARY FINANCIAL INFORMATION (a)

(unaudited)

	Three Months Ended
	March 31, 2012	March 31, 2011
Operating Revenue
Net revenue - U.S. GAAP Basis	$486,039	$438,023
Adjustments:
Revenue related to noncontrolling interests (i)	(4,439)	(3,426)
Gain related to Lazard Fund Interests and other similar arrangements	(2,767)	—
Interest expense	19,916	22,254

Operating revenue, as adjusted	$498,749	$456,851

Compensation & Benefits Expense
Compensation & benefits expense - U.S. GAAP Basis	$338,317	$269,999
Adjustments:
Charges pertaining to staff reductions	(21,754)	—
Charges pertaining to Lazard Fund Interests and other similar arrangements derivative liability	(2,767)	—
Compensation related to noncontrolling interests (i)	(1,080)	(1,078)

Compensation & benefits expense, as adjusted	$312,716	$268,921

Non-Compensation Expense
Non-compensation expense - Subtotal - U.S. GAAP Basis	$109,899	$94,578
Adjustments:
Charges pertaining to staff reductions	(2,905)	—
Amortization of intangible assets related to acquisitions	(1,118)	(1,474)
Non-compensation expense related to noncontrolling interests (i)	(641)	(334)

Non-compensation expense, as adjusted	$105,235	$92,770

Earnings From Operations
Operating Income - U.S. GAAP Basis	$37,823	$73,446
Other adjustments:
Revenue related to noncontrolling interests (i)	(4,439)	(3,426)
Interest expense	19,916	22,254
Charges pertaining to staff reductions	24,659	—
Expenses related to noncontrolling interests (i)	1,721	1,412
Amortization of intangible assets related to acquisitions	1,118	1,474

Earnings from operations, as adjusted	$80,798	$95,160

Net Income attributable to Lazard Ltd
Net income attributable to Lazard Ltd - U.S. GAAP Basis	$25,552	$55,007
Adjustments:
Charges pertaining to staff reductions	24,659	—
Tax benefits allocated to adjustments	(6,249)	—
Amount attributable to LAZ-MD Holdings	(1,045)	—
Adjustment for full exchange of exchangeable interests (j):
Tax adjustment for full exchange	(475)	(202)
Amount attributable to LAZ-MD Holdings	2,370	3,734

Net income, as adjusted	$44,812	$58,539

Diluted net income per share:
U.S. GAAP Basis	$0.20	$0.43
Non-GAAP Basis, as adjusted	$0.33	$0.43

This presentation includes non-U.S. GAAP (“non-GAAP”) measures. Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable U.S. GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP. For a detailed explanation of the adjustments made to comparable U.S. GAAP measures, see Notes to Financial Schedules.

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LAZARD LTD

Notes to Financial Schedules

(a)	Selected Summary Financial Information are non-U.S. GAAP (“non-GAAP”) measures. Lazard believes that presenting results and measures on an adjusted basis in conjunction with U.S. GAAP measures provides the most meaningful basis for comparison of its operating results across periods. (See Reconciliation of U.S. GAAP to Selected Summary Financial Information)
(b)	Excludes (i) gains/losses related to the changes in the fair value of investments held in connection with Lazard Fund Interests and other similar deferred compensation arrangements for which a corresponding equal amount is excluded from compensation & benefits expense, (ii) revenues related to non-controlling interests (see (i) below), and (iii) interest expense primarily related to corporate financing activities, and is a non-GAAP measure. (See Reconciliation of U.S. GAAP to Selected Summary Financial Information)
(c)	Excludes (i) charges/credits related to the changes in the fair value of the derivative liability recorded in connection with Lazard Fund Interests and other similar deferred compensation arrangements, (ii) noncontrolling interests (see (i) below), and (iii) for the three month period ended March 31, 2012, charges pertaining to staff reductions (see (g) below) and is a non-GAAP measure. (See Reconciliation of U.S. GAAP to Selected Summary Financial Information)
(d)	Excludes (i) amortization of intangible assets related to acquisitions, (ii) expenses related to noncontrolling interests (see (i) below), and (iii) for the three month period ended March 31, 2012 charges pertaining to staff reductions (see (g) below) and is a non-GAAP measure. (See Reconciliation of U.S. GAAP to Selected Summary Financial Information)
(e)	Excludes (i) amortization of intangible assets related to acquisitions, (ii) interest expense primarily related to corporate financing activities, (iii) revenues and expenses related to noncontrolling interests (see (i) below), and (iv) for the three month period ended March 31, 2012 charges pertaining to staff reductions (see (g) below), and is a non-GAAP measure. (See Reconciliation of U.S. GAAP to Selected Summary Financial Information)
(f)	Represents earnings from operations as a percentage of Operating Revenue, and is a non-GAAP measure. (See Reconciliation of U.S. GAAP to Selected Summary Financial Information)
(g)	The three month period of 2012 is adjusted to reflect the full conversion of outstanding exchangeable interests held by members of LAZ-MD Holdings and excludes certain charges pertaining to staff reductions including severance, benefit payments and acceleration of unrecognized amortization of deferred incentive compensation previously granted to individuals being terminated, net of applicable tax benefits. (See Reconciliation of U.S. GAAP to Selected Summary Financial Information)
(h)	Effective tax rate is computed based on a numerator of which is the provision for income taxes of $15,491 and $13,665 for the three month periods ended March 31, 2012 and 2011, respectively, and the denominator of which is pre-tax income of $62,482 and $73,446 for the three month periods ended March 31, 2012 and 2011, respectively, exclusive of net income attributable to noncontrolling interests of $2,179 and $1,242 for the three month period ended March 31, 2012 and 2011, respectively.
(i)	Noncontrolling interests include revenue and expenses principally related to Edgewater, and is a non-GAAP measure. (See Reconciliation of U.S. GAAP to Selected Summary Financial Information)
(j)	Represents a reversal of noncontrolling interests related to LAZ-MD Holdings’ ownership of Lazard Group common membership interests and an adjustment for Lazard Ltd entity-level taxes to affect a full exchange of interests and excluding the 2012 charges pertaining to staff reductions noted in (g) above.
NM	Not meaningful

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